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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

NATIONAL HEALTHCARE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

6359 06 100

(CUSIP Number)

Ira Sochet
1602 Micanop Avenue
Miami, Florida 33133
(305) 858-2291

Copy to:

Louis R. Montello, Esquire
Montello & Friedman, P.A.
777 Brickell Avenue, Suite 1070
Miami, Florida 33131
(305) 373-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 11, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 6359 06 100

1.	Name of Reporting Person: Ira Sochet		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 905,059

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 905,059

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 905,059

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.4%

14.	Type of Reporting Person (See Instructions): IN

     This amendment to Schedule 13D (the “Amendment”) is filed as Amendment No. 2 to the Statement on Schedule 13D, dated April 2, 2004 (the “Schedule 13D”), filed on behalf of Ira Sochet (the “Reporting Person”) relating to the common stock of National Healthcare Corporation, a Delaware corporation.

     This Amendment reflects material changes in the Schedule 13D, as amended, such material changes being more fully reflected in Items 4 and 5 below.

Item 4. Purpose of Transaction.

     This Statement reports an increase in the beneficial ownership by the Reporting Person of the Issuer’s outstanding Common Stock. The purpose of the Reporting Person’s acquisition of Common Stock was to acquire a significant equity interest in the Issuer as an investment. The Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon changes in his analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amounts of his investment in Common Stock. The Reporting Person reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what he considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

     Recently, the Reporting Person advised the Issuer’s management that the “Voting Securities and Principal Owners” section of the Issuer’s proxy statement for its 2005 annual meeting of stockholders and the information under the section titled “Beneficial Owners” on the Issuer’s website omitted the Reporting Person’s holdings of the Issuer’s common stock. The Issuer has corrected its website and the “Beneficial Owners” section of its website now provides the Reporting Person’s holdings of the Issuer’s common stock.

     The Reporting Person has also requested the Issuer to provide more detailed financial information in its filings with the U.S. Securities and Exchange Commission and its financial releases similar to the detailed financial information reported by other operators of skilled nursing facilities that are subject to the reporting requirements of the Securities Exchange Act of 1934.

     Except as described above, the Reporting Person has no plans or proposals that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) As of the close of business on July 15, 2005, the Reporting Person beneficially owned an aggregate of 905,059 shares of Common Stock, which constituted approximately

7.4 percent of the 12,235,395 shares of Common Stock outstanding on May 2, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005. The 905,059 shares of Common Stock beneficially owned by the Reporting Person consist of 882,459 shares owned by the Reporting Person and 22,600 shares owned by Investors Risk Advantage L.P., a Delaware limited partnership (“IRA”).

     (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.

     (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person since May 12, 2005. All of such transactions were open market transactions effected through brokers.

	Number of	Approximate
Date	Shares Purchased	Price Per Share
06/10/2005	1,100	$32.94	*
06/15/2005	22,181	$32.93
06/23/2005	400	$34.20
07/06/2005	7,600	$33.97
07/07/2005	27,200	$33.97
07/08/2005	4,800	$34.00
07/11/2005	3,600	$34.00
07/11/2005	1,000	$34.00	*
07/13/2005	9,200	$33.84
07/14/2005	2,800	$33.75

* Purchased by IRA.

     (d) Not applicable.

     (e) Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 2005	/s/ IRA SOCHET
Ira Sochet